Exhibit 99.5

SECOND SUPPLEMENTAL INDENTURE

DATED AS OF THE 8TH DAY OF DECEMBER, 2023

BETWEEN

CURALEAF hOLDINGS, INC., AS ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

THIS SECOND SUPPLEMENTAL INDENTURE made as of the 8th day of December, 2023

BETWEEN:

CURALEAF HOLDINGS, INC., a company incorporated under the laws of the Province of British Columbia (hereinafter called the “Issuer”);

AND

ODYSSEY TRUST COMPANY, a trust company existing under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Base Indenture”), dated as of December 15, 2021, providing for the issuance of Notes, as supplemented by a first supplemental indenture executed and delivered to the Trustee dated as of December 21, 2021 (the “First Supplemental Indenture”).

AND WHEREAS in connection with the proposed listing of the Issuer’s subordinate voting shares on the Toronto Stock Exchange, the Issuer wishes to implement a reorganization of its U.S. cannabis assets.

AND WHEREAS in order to facilitate the implementation of such reorganization, the Issuer wishes to amend the Indenture as further described herein.

AND WHEREAS Section 12.1 of the Indenture provides that with the affirmative votes of the Holders of at least a majority in principal amount of the Notes outstanding under the Indenture represented and voting at a meeting of Holders (including, without limitation, Holders of Additional Notes, if any), or by a resolution in writing of the Holders of at least a majority in principal amount of the Notes then outstanding, the Indenture, the Notes and the Guarantees may each be amended in order to implement the amendments herein provided.

AND WHEREAS the amendments described herein have been approved by a resolution in writing of the Holders of at least a majority in principal amount of the Notes outstanding.

AND WHEREAS the execution, acknowledgement and delivery of this second supplemental indenture (the “Second Supplemental Indenture”) has been duly authorized by a resolution of the directors of the Issuer.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

Article 1
INTERPRETATION

1.1	Definitions and Interpretation

In this Second Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms used but not defined in this Second Supplemental Indenture (including the recitals hereto) shall have the meanings specified in the Indenture. This Second Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Indenture. When entered into by the parties, this Second Supplemental Indenture shall be supplemental to, part of and read together with the Indenture as a single instrument.

If any term or provision contained in this Second Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Second Supplemental Indenture shall govern.

When used in this Second Supplemental Indenture, the term “Indenture” means the Base Indenture as supplemented by the First Supplemental Indenture.

Article 2
AMENDMENTS

The Indenture shall be amended in accordance with the amendments set forth in this Article 2 (language being inserted is evidenced by bold and underline formatting (indicated textually in the same manner as the following example: bold and underline formatting) and language being deleted from is evidenced by strike-through formatting (indicated textually in the same manner as the following example: ~~strike-through formatting~~).

2.1	Amendments to Article 1 “Interpretation” of the Indenture

Section 1.1 “Definitions” of the Indenture is amended as follows:

(1)	The definition of “Asset Sales” in Section 1.1 of the Indenture is amended by adding, after paragraph (r) and before paragraph (s) of such definition, the following new paragraph (r.1):

“(r.1) any transaction undertaken or completed in connection with or as a result of the Reorganization;”

(2)	The definition of “Change of Control” in Section 1.1 of the Indenture is amended by adding the following sentence at the end of such definition:

“Notwithstanding anything to the contrary in this Indenture, the transactions undertaken or completed in connection with or as a result of the Reorganization shall not, for any purposes hereof, constitute a Change of Control.”

(3)	The definition of “Disqualified Stock” in Section 1.1 of the Indenture is amended and restated in its entirety as follows:

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is one year after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer or a Restricted Subsidiary thereof to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer or a Restricted Subsidiary thereof may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9. The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

(4)	After the definition of “Lien” and before the definition of “LVTS” in Section 1.1 of the Indenture, the following definition is added:

““Listing” means the listing and posting for trading of the subordinate voting shares of the Issuer on the Toronto Stock Exchange, and transactions ancillary thereto.”

(5)	The definition of “Permitted Investments” in Section 1.1 of the Indenture is amended by adding, after paragraph (z) and before paragraph (aa) of such definition, the following new paragraph (z.1):

“(z.1) any transaction undertaken or completed in connection with or as a result of the Reorganization;”

(6)	The definition of “Subsidiary” in Section 1.1 of the Indenture is amended and restated in its entirety as follows:

“Subsidiary” means, with respect to any specified Person:

(a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); ~~and~~

(b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof); or

(c) any other Person whose financial results are consolidated in the financial statement of that specified Person.”

(7)	After the definition of “Remaining Scheduled Payments” and before the definition of “Replacement Assets” in Section 1.1 of the Indenture, the following definition is added:

““Reorganization” means any transaction or series of transactions pursuant to which (a) the Issuer would exchange or replace the Voting Stock it holds in Curaleaf, Inc. (or any parent company thereof or subsidiary thereof) for non-voting Capital Stock, (b) Voting Stock of Curaleaf, Inc. (or any parent company thereof or subsidiary thereof) would be issued to, or held by, a third-party investor (including, as applicable, through the exchange of Equity Interests held in the Issuer for such Voting Stock), and (iii) transactions ancillary thereto or with a view of implementing the foregoing or otherwise required to consummate or maintain the Listing; provided that, further to such transactions, the financial results of Curaleaf, Inc. (or such parent company or subsidiary thereof) would continue to be consolidated with the Issuer’s financial statements; and further provided that any transaction undertaken to unwind the aforementioned transaction, including any repurchase, exchange or transfer of the Voting Stock held by the third-party investor, shall be deemed to form part of the Reorganization.”

2.2	Amendments to Article 2 “The Notes” of the Indenture

Article 2 “The Notes” of the Indenture is amended as follows:

(1)	Section 2.12(e) of the Indenture is amended and restated in its entirety as follows:

“(e) Wherever in this Indenture, any Supplemental Indenture or any Note there is a mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture, the Supplemental Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made. In addition, wherever in this Indenture, any Supplemental Indenture or any Note (including for greater certainty under Sections 6.1 and 7.3) there is a mention, in any context, of the payment of interest by the Issuer or the taking by the Issuer of any action relating to the payment of interest, such mention is deemed to allow the payment of interest or the taking of any such action to be made directly or indirectly by a Restricted Subsidiary of the Issuer in lieu of the Issuer.”

(2)	Section 2.13 “Payments of Amounts due on Maturity” is amended by adding a new subsection 2.13(c) to read as follows:

“(c) Wherever in this Indenture, any Supplemental Indenture or any Note (including for greater certainty under Sections 6.1 and 7.3) there is a mention, in any context, of the payment of principal by the Issuer or the taking by the Issuer of any action relating to the payment of principal, such mention is deemed to allow the payment of principal or the taking of any such action to be made directly or indirectly by a Restricted Subsidiary of the Issuer in lieu of the Issuer.”

(3)	Section 2.17 of the Indenture is amended and restated in its entirety as follows:

“2.17     Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer or any Restricted Subsidiary thereof, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Issuer or the applicable Restricted Subsidiary thereof hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.”

2.3	Amendments to Article 3 “Terms of the 2026 Notes” of the Indenture

Section 3.7 “Optional Redemption” is amended by adding a new subsection 3.7(f) to read as follows:

“(f) Wherever in this Section 3.7 there is a mention, in any context, of the redemption by the Issuer of the 2026 Notes or of any action relating to such redemption, such mention is deemed to allow the payment of the relevant redemption price for the 2026 Notes or the taking of any such action, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

2.4	Amendments to Article 5 “Redemption and Purchase of Notes” of the Indenture

Article 5 “Redemption and Purchase of Notes” is amended by adding a new Section 5.11 to read as follows:

“5.11     Redemption by a Restricted Subsidiary

Wherever in this Article 5 or elsewhere in this Indenture, any Supplemental Indenture or any Note there is a mention, in any context, of the redemption or purchase by the Issuer of Notes or of any action relating to such redemption, such mention is deemed to allow the payment of the relevant redemption price for any such Notes or the taking of any such action, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

2.5	Amendments to Article 6 “Covenants of the Issuer” of the Indenture

Article 6 “Covenants of the Issuer” is amended as follows:

(1)	Section 6.1 “Payment of Principal, Premium, and Interest” is amended by adding a new subsection (c) to read as follows:

“(c) For greater certainty, any Restricted Subsidiary of the Issuer may, directly or indirectly, fulfill any of the obligations of the Issuer under this Section 6.1.”

(2)	Section 6.11(b) is amended by adding, after paragraph (iii) and before paragraph (iv) of such Section, the following new paragraph (iii.1):

“(iii.1) existing as a result of the Reorganization or otherwise existing under, by reason of or with respect to the rules, policies or guidelines of any stock exchange on which any class of Capital Stock of the Issuer is listed for trading;”

(3)	Section 6.15 “Repurchase at the Option of Holders – Change of Control” is amended by adding a new subsection (k) to read as follows:

“(k) Wherever in this Section 6.15 there is a mention, in any context, of a Change of Control Offer or a Change of Control Payment or of any action relating thereto, such mention is deemed to allow the making of any such Change of Control Offer, the payment for such Change of Control Payment, or the taking of any such action, in each case, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

(4)	Section 6.16 “Repurchase at the Option of Holders – Asset Sales” is amended by adding a new subsection (i) to read as follows:

“(i) Wherever in this Section 6.16 there is a mention, in any context, of an Asset Sale Offer or an Advance Offer or of any action relating thereto, such mention is deemed to allow the making of any such Asset Sale Offer or Advance Offer, the payment for such Asset Sale Offer or Advance Offer, or the taking of any such action, in each case, directly or indirectly, by any Restricted Subsidiary of the Issuer in lieu of the Issuer.”

2.6	Amendments to Article 10 “Successors to the Issuer and the Restricted Subsidiaries” of the Indenture

Section 10.1(c)(ii) of the Indenture is amended and restated in its entirety as follows:

“(ii) any consolidation, amalgamation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets (A) between or among the Issuer and/or its Restricted Subsidiaries, that are Guarantors, or (B) any transaction undertaken or completed in connection with or as a result of the Reorganization.”

Article 3
MISCELLANEOUS PROVISIONS

3.1	Confirmation of Indenture

On the date hereof, the Indenture shall be supplemented in accordance with this Second Supplemental Indenture, and this Second Supplemental Indenture shall form part of the Indenture for all purposes, and the holder of every Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture, as supplemented by this Second Supplemental Indenture, shall remain in full force and effect as supplemented by this Second Supplemental Indenture and is in all respects ratified and confirmed.

3.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in the Indenture, as amended and supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture as supplemented by this Second Supplemental Indenture.

3.3	Execution

This Second Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Second Supplemental Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Second Supplemental Indenture by such party.

3.4	Formal Date

For the purpose of convenience, this Second Supplemental Indenture may be referred to as bearing the formal date of the 8th day of December, 2023 irrespective of the actual date of execution hereof.

3.5	Applicable Law

This Second Supplemental Indenture and the New Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

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IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

Issuer	CURALEAF HOLDINGS, INC.

	By:	(signed) “Matt Darin”
		Name:	Matt Darin
		Title:	Chief Executive Officer

Trustee	ODYSSEY TRUST COMPANY

	By:	(signed) “Dan Sander”
		Name:	Dan Sanders
		Title:	President, Corporate Trust

	By:	(signed) “Amy Douglas”
		Name:	Amy Douglas
		Title:	Director, Corporate Trust

[Signature Page to Second Supplemental Indenture]